Contact

www.linkedin.com/in/olga-
dovgopolyi (LinkedIn)
www.nicouncil.org.ua/en/
(Company)
uk.m.wikipedia.org/wiki/%D0%9C
%D0%B0%D0%B3%D0%B0%D0%B
%D0%B5%D1%86%D1%8C
%D0%BA%D0%B0_
%D0%9E%D0%BB%D1%8C
%D0%B3%D0%B0_
%D0%86%D0%B3%D0%BE
%D1%80%D1%96%D0%B2%D0%B
%D0%B0 (Other)

Top Skills

Web3

Deal Closure

Private Banking

Languages

French (Professional Working)

English (Full Professional)

Ukrainian (Native or Bilingual)

German (Limited Working)

Russian (Native or Bilingual)

Certifications

Generative AI Overview for Project
Managers

Executive Master of Business
Administration (MBA)

Honors-Awards

Scholarship of the President of
Ukraine

Dean's scholarship

Olga Dovgopolyi

Chief Strategy & Business Development Officer | Chicago Booth
MBA | Board Member of PGA Ukraine | ex: CEO of National
Investment Council, Ministry of Economic Development | ex: Citi,
Raiffeisen, UniCredit
Geneva, Geneva, Switzerland

Summary

Over 15 years of experience in strategy & business development,
focusing on strategic growth in the fintech, digital assets, and crypto
sectors. Expert in leading strategic initiatives in European financial
markets.
A holder of an Executive MBA from the University of Chicago Booth
School of Business.

Core competencies include strategic planning & execution, policy
analysis, investment facilitation, and negotiation.
I have a passion for technology and innovation, and I have co-
founded, invested in, and led several ventures in the digital and
EduTech fields. My goal is to contribute to the development and
transformation of organizations and markets and to make a positive
impact on society.

- Chief Strategy & Business Development Officer, Crypto & FinTech
platform
- CEO (2021-2023) & Strategy Adviser, IT company in Retail Tech
(API development & MuleSoft integration)
- Angel investor in MedTech: Artificial Intelligence tool that detects
70+ retina pathologies on OCT scans. @Altris.ai
- CoFounder & CEO of the Office of National Investment Council
- CoFounder of an EduTech company that attracted VC investments
of over $10M

Skills:
Executive Management
Business Development
Business Management
Sales and Business Development
Investment Strategies

Sales Strategy

Digital assets

Financial institutions

European market expansion

Regulatory compliance

Strategic partnerships

Financial modeling

Technology integration

Product Development

Operations

People Management

Program Management

Leadership

Cross-functional Team Leadership

Team Leadership

Team Management

Teamwork

Corporate Governance

Persuasion Skills

Public Speaking

Venture Capital

Private Equity

Experience

Crypto Valley Association
Member
March 2024 - Present (1 year 2 months)
Geneva, Switzerland

Sl8 Social Platform
Chief Strategy & Business Development Officer
August 2023 - Present (1 year 9 months)
Geneva, Switzerland

Chief Strategy & Business Development Officer for the Stellar-built Crypto
Platform.

• Got the platform audience enlargement from 60'000 to 360'000 users.

• Token listed on 3 DEX && 2 CEX, got 4-times token price growth.

• Equity funding preparation. Investors & VC network development, Sl8
pitching.

• Ensured strategic partnerships with fintech and crypto companies, listing agencies, and CEXs.
• EU subsidiary incorporated in Nov 2024 to mitigate the upcoming MiCA regulation requirements.
• Developed the framework for fintech connection with the crypto platform, the FIAT gateway is implemented for Stellar crypto wallet.

SynergySoft
Strategy Advisor in charge of Sales & Business Development
July 2021 - Present (3 years 10 months)
Geneva, Geneva, Switzerland

Sales & business development.
CEO of SynergySoft LLC (2021-2022).

Office of the National Investment Council
Co-founder, CEO & Head of the Office of National Investment Council
January 2017 - Present (8 years 4 months)

Managed the Office of the National Investment Council since December 2019.
Co-created Public Organization the Office of National Investment Council in January 2017.
• Directed the FDI strategy formulation, driving economic and trade expansion, and influencing policy reformation to fortify Ukraine's position in the global digital/IT economy
• Provided analytical coverage of key sectors of the Ukrainian economy that are most attractive for investing and recommendations for further policy improvements. http://www.nicouncil.org.ua/en/investment-eng

Naftogaz of Ukraine
Director of Client Services, Corporate Strategy, & Strategic Affairs
March 2018 - February 2020 (2 years)

NAK Naftogaz Holding: Naftogaz Digital, LLC & PJSC Ukrnafta (Oil&Gas), Kyiv, Ukraine
Director of Client Services at Naftogaz Digital (Mar 2019 – Jan 2020)
Director of Corporate Strategy at Ukrnafta (Mar 2018 – Mar 2019)
• Orchestrated high-level negotiations, shaping energy sector policies, and steering complex IT procurement strategies, affirming the organization's technological edge
• Established dialog with influential stakeholders (Cabinet of Ministers, Parliament) and pushed company's interests through the Fuel and Energy

Committee, associations, and other organizations: aimed to lower rent tax for the oil industry and stopped draft law blocking the company's operations

Philip Morris International
Head of Corporate Functions
January 2017 - March 2018 (1 year 3 months)
Kyiv, Ukraine and Lausanne, Switzerland

Phillip Morris International (FMCG), Kyiv, Ukraine and Lausanne, Switzerland
Head of Corporate Functions division for UA, KZ, AM, GE, MD Cluster in EMEA
• Curated and led a multi-national corporate functions division, exemplifying cross-cultural leadership and strategic process re-engineering at a global scale
• Established and mobilized dialog of PMI Corporate Affairs & Legal teams with external consultants and government bodies aimed to solve a bilateral investment treaty (PMI and Ukraine agreed on a settlement)

Citi
Vice President, Head of Corporate Services, Operations
October 2011 - December 2016 (5 years 3 months)
Ukraine

Citibank (Banking, Operations, IT), Kyiv, Ukraine (Cluster reporting to London, UK)
• Supported implementation of cross-functional & strategic projects and change management
• Managed people and their performance in several functions and departments

Raiffeisen Bank Ukraine
Head Of Department
September 2009 - October 2011 (2 years 2 months)

Raiffeisen Bank, (Banking), Kyiv, Ukraine (Reporting to Vienna, Austria)
Head of several Departments within the mentioned timeline (Sep 2009 – Oct 2011)

UniCredit Bank, Credit Europe Bank; National Aviation University
Head of department, project manager, teaching assistant, and PhD student
August 2003 - August 2008 (5 years 1 month)

2003 – 2008: Several different level jobs as head of department, project manager, teaching assistant, and PhD student.
• 2007 – 2008, Head of Retail Network Development Department, Credit Europe Bank, Kyiv, Ukraine

o Led 10 new retail bank branches opening (Kyiv)
• 2006 – 2007, Project Manager of Retail Banking, UniCredit Bank, Kiev, Ukraine
o Managed 30 new retail bank branches opening (Kyiv and other regions)
• 2003 – 2006, Teaching Assistant and Ph.D. student, Officer for International Relations department, The National Aviation University, State Flight Academy of Ukraine, Kyiv, Ukraine

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Education

University of Chicago Booth School of Business Executive Education
Executive MBA (Master of Business Administration), • General Management with a concentration in Financial and Economic Development fields · (2018 - November 2022)

Kyiv Mohyla Business School
Executive MBA, Master of Business Administration · (2010 - 2011)

University of Chicago
Business · (2008 - 2009)

National Aviation University
Master, Air Traffic Service · (1998 - 2003)